SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayers’ Registry (CNPJ/MF) 02.558.115/0001-21
Company’s Registry (NIRE) 33.300.276.963

NOTICE TO THE MARKET

TIM PARTICIPAÇÕES S.A

CORPORATE GUARANTEE TO THE 1ST ISSUANCE OF
DEBENTURES OF ITS SUBSIDIARY TIM S.A.

TIM Participações S.A. ("Company") (B3: TIMP3; NYSE: TSU) hereby informs its shareholders and the market in general as follows:

The Company's Board of Directors approved, in a meeting held today, the granting of a corporate guarantee ("Guarantee") for the benefit of its subsidiary TIM SA, a corporation unregistered as a publicly-held company before the Comissão de Valores Mobiliários - CVM, with headquarters at Rua Fonseca Teles, 18, A30, bloco B, térreo, São Cristóvão, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled before the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 02.421.421/0001-11 ("Issuer"), in relation to the first (1st) issuance of unsecured non-convertible debentures, with an additional corporate guarantee, in a single series, for public offering with restricted efforts of the Issuer. ("Debentures" and "Issuance", respectively).

By means of the Issuance, one hundred thousand (100,000) Debentures will be issued in a single series, with an unitary par value of ten thousand Reais (R$10,000.00) each, with an aggregate amount of one billion Reais (R$1,000,000,000.00) on the date of its Issuance, January 15, 2019 ("Issuance Date"). The term of duration of the Debentures will be eighteen (18) months as of the Issuance Date, thus expiring on July 15, 2020.

The unitary par value of the Debentures will not be monetarily adjusted and the unitary par value or the remaining balance of the unitary par value, as the case may be, will bear interest equivalent to one hundred and four point one percent (104.10%) of the accumulated variation of the average daily interbank deposit rate (DI), expressed as an annual percentage, considering a year of two hundred and fifty-two (252) business days, calculated and published daily by the B3.

The net proceeds obtained by the Issuer in the present Issuance will be fully used to strengthen its working capital.

The Debentures will be subject to public distribution with restricted sales efforts, under the terms of CVM Instruction 476, of January 16, 2009, as amended, under the firm placement regime for all the Debentures, granted by the financial institution Banco Itaú BBA SA in a total amount of one billion Reais (R$1,000,000,000.00), being offered to professional investors, as defined in article 9-A of CVM Instruction 539, of November 13, 2013, as amended ("Offer").

The Guarantee shall secure all obligations of the Issuer arising from the Debentures and shall remain in force until the full compliance of these obligations before the Debentures holders.

This notice to the market does not constitute an offer, invitation or solicitation of an offer to acquire the Debentures. Neither this notice to the market nor any information contained herein shall constitute the basis of any contract or commitment. The effective approval of the Issuance and performance of the Offer, as well as the definition of its terms and conditions were approved on the present date at the Extraordinary General Shareholders’ Meeting of the Issuer.

In accordance with the applicable regulations and in compliance with the rules of conduct set forth therein, additional information about the Company, the Issuance and the Issuer will be timely made available on the Company’s Investor Relations website (http://ri.tim.com.br/).

Rio de Janeiro, December 19, 2018.

TIM PARTICIPAÇÕES S.A.
Adrian Calaza
Chief Financial Officer and
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 19, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.